Exhibit 99.1

dLocal Announces Launch of Secondary Offering

Montevideo, Uruguay, September 3, 2025 – DLocal Limited (“dLocal” or the “Company”), (NASDAQ:DLO) a technology-first payments platform, today announced the commencement of an underwritten registered secondary offering of 15,000,000 Class A common shares by an entity associated with General Atlantic (the “Selling Shareholder”). The Company is not selling any Class A common shares in the offering and will not receive any proceeds from the offering.

In connection with the offering, the Selling Shareholder expects to grant the underwriters a 30-day option to purchase up to an additional 2,250,000 Class A common shares at the public offering price, less underwriting discounts and commissions.

The offering is being made through an underwriting group led by J.P. Morgan, Goldman Sachs & Co. LLC and Morgan Stanley, who are acting as global coordinators and joint bookrunners and BTG Pactual and Citigroup who are acting as joint bookrunners.

The Company has filed an automatically effective shelf registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, including the documents incorporated by reference therein, any accompanying prospectus supplement and other documents the Company has filed or will file with the SEC for more complete information about the issuer and this offering. You may get these documents, when available, for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus and any accompanying prospectus supplement related to the offering may be obtained, when available, by contacting: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-866 803 9204, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, by telephone at 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com;; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by email to: prospectus@morganstanley.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across Africa, Asia, and Latin America. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

media@dlocal.com